FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd.  BC FORM 53-901F Material Change Report for News Release dated October 5, 2006, (News Release EDGAR filed on November 7, 2006),

2.

Oromin Explorations Ltd. News Release dated November 8, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: December 7, 2006

By:

“Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

December 7, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 5, 2006

Item 3.

Press Release

October 5, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer’s shares have been listed on the NASD Over The Counter Bulletin Board under the symbol OLEPF.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 7th day of November, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND GOLD LTD Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9 Phone: 604-331-8772 Toll-free: 877-529-8475 Fax: 604-331-8773 E-mail: info@lundgold.com Website: www.lundgold.com

OROMIN

EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

OTC/BB – OLEPF

Website:  www.oromin.com

November 8, 2006

PHASE 1 EXPLORATION COMPLETED AT CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that the Phase 1 exploration at the Carneirinho Property in the Tapajos region of north central Brazil is complete.  The exploration included the collection of 1199 soil and  73 rock samples as well as gridding, ground geophysical surveying (magnetics) and reconnaissance mapping totaling more than 68 line kilometers.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.  At least four newly discovered magnetic lows exist within the project area which will be considered for follow-up exploration.

Samples have been sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil and results are expected by end November, 2006.  All samples will be analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.  The 2006 exploration was completed under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations ltd. (TSX-V:OLE), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of

On behalf of the Board of Directors of LUND GOLD LTD.

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

“Chet Idziszek”

_____________________________________

________________________________

Chet Idziszek, President

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE